NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact:     Laurence J. Dwyer   617/578-1686 (NEIC)
             Laura M. Swymer   617/578-1309 (NEIC)
             Martha J. Thurber   617/261-9590 (AEW)


                New England Investment Companies, L.P. to Acquire
                         Aldrich, Eastman & Waltch, L.P.

         BOSTON (October 15, 1996) -- New England Investment Companies, L.P. announced today that it has agreed to acquire the real estate investment advisory firm of Aldrich, Eastman & Waltch, L.P. and will consolidate its current real estate investment advisor, Copley Real Estate Advisors, into a new company, AEW Capital Management, L.P., with more than $7.6 billion in assets under management. The acquisition is the second major transaction announced by New England Investment Companies in the last month and will increase its assets under management to $96 billion when the two mergers are completed.

         AEW Capital Management will take a sharply focused, value-added approach to real estate investment. Combining fundamental real estate knowledge, capital markets expertise and applied research, the firm will emphasize real estate securities (REITs and CMBS); high-yield equity and debt strategies; and customized portfolio advisory services to help clients enhance the liquidity and improve the performance of their existing real estate portfolios.

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         "Aldrich, Eastman & Waltch and Copley are an excellent match, " said
Peter S. Voss, Chairman and Chief Executive Officer of NEIC. "Aldrich, Eastman & Waltch is well-known for its research and capital markets expertise, and for taking an innovative, customized approach to meeting the needs of its clients, primarily separate accounts. Copley, whose clients have principally been investors in commingled funds, brings a depth of fundamental real estate knowledge as well as long-established relationships with many of the nation's leading real estate operators to the new firm."

         "The combined firm will put New England Investment Companies squarely at the forefront of the real estate sector, which is a key component of our `strength through diversification' strategy," he added. "The principals of both companies understand the changing dynamics of the real estate industry. In the past, real estate advisors have often been an amalgamation of a real estate company and an investment advisor. AEW Capital Management will clearly be an investment advisor, whose sole customers will be its clients, and whose sole objective will be meeting their needs."

         Joseph F. Azrack, who currently serves as President and Chief Executive Officer of Aldrich, Eastman & Waltch, will be the President and Chief Executive Officer of AEW Capital Management. Peter C. Aldrich and Joseph W. O'Connor will serve as non-executive Co-Chairmen. They will work at the direction of Mr. Azrack to maintain and enhance relationships with clients and real estate owners and operators. AEW Capital Management will have a primary office in Boston and a full-service branch office in Los Angeles.

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         "I look forward to working closely with Peter Voss, Joe O'Connor and
Peter Aldrich to lead an investment firm that is fully equipped to lead the way in a rapidly changing investment environment," said Mr. Azrack. "We are all committed to meeting the needs of our clients for enhanced liquidity and alignment of interests between investor and manager. We intend to demonstrate this commitment by co-investing in appropriate vehicles with our clients and sharing with them the costs, risks and rewards of these investments."

         "One of our key strategies is to invest in real estate operating companies, rather than in individual assets," he added. "Over the past 15 years, both firms have developed extensive knowledge about the portfolios, strategies and management capabilities of virtually all of the leading real estate operating companies in the U.S. No other advisory firm will be better equipped to advise clients about how to take advantage of entity-based investment opportunities."

         "I have known many of the principals of Aldrich, Eastman & Waltch for more than 15 years," said Mr. O'Connor. "Together we have developed a strong business plan for AEW Capital Management that incorporates the best practices and resources of both firms and will enable us to provide superior investment performance and excellent client service in a constantly evolving real estate market."

          Founded in 1981, Aldrich, Eastman & Waltch currently manages approximately $5 billion in client capital invested in $12 billion of real estate on behalf of 81 institutional clients. The firm's hallmark has been the integration of real estate and capital markets expertise with applied research to identify and capture the best relative value opportunities for clients. The firm currently manages approximately $1.7 billion of investments in public and private real estate operating companies, as well as $3.3 billion of capital invested in directly held real estate assets.

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         Copley was founded in 1982, has 121 institutional clients and currently manages $2.6 billion of capital invested in $5.6 billion of real estate. Copley is a leading investor in industrial real estate in the U.S. It also has a strong presence in the office, developmental and single-family markets with a strong concentration of its assets on the east and west coasts.

         The acquisition of Aldrich, Eastman & Waltch is the third major transaction announced by New England Investment Companies in 1996. On May 9, it completed the acquisition of Vaughan, Nelson, Scarborough & McConnell, L.P., a Houston-based investment manager with $1.7 billion in assets under management. On September 23, New England Investment Companies announced that it has signed an agreement to acquire Jurika & Voyles, Inc., an Oakland-based investment management firm with more than $5 billion in assets under management. When the AEW and Jurika & Voyles transactions are completed, New England Investment Companies will have $95 billion in assets under management.

         New England Investment Companies is a limited partnership with approximately $89 billion in assets under management. The firm is comprised of 12 subsidiaries, divisions and affiliates offering a wide array of investment styles and products to institutional and individual clients. Its business units include Back Bay Advisors; Copley Real Estate Advisors; Graystone Partners; Harris Associates; Loomis, Sayles & Co.; New England Funds; New England Investment Associates; Reich & Tang Capital Management; Reich & Tang Funds; Vaughan, Nelson, Scarborough & McConnell; Westpeak Investment Advisors; and New England Investment Companies' affiliate, Capital Growth Management.

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